May 11, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	DigitalFX International, Inc. Responses to Verbal Staff Comments of May 10, 2007 with respect to: Amendment No. 2 to Form SB-2 Filed on May 1, 2007 File No. 333-140047

Ladies and Gentlemen:

On behalf of DigitalFX International, Inc. (the “Company”), we have enclosed a copy of a third amendment (the “Third Amendment”) to the Registration Statement on Form SB-2 (File No. 333-140047) (“Registration Statement”) originally filed with the United States Securities and Exchange Commission on January 17, 2007 and amended on March 27, 2007 and May 1, 2007. The Third Amendment was filed with the United States Securities and Exchange Commission on May 11, 2007.

In addition to the Third Amendment, we have enclosed with the paper submission of this letter an additional “marked” copy of the Third Amendment comparing the document to Amendment No. 2 to Registration Statement, and hereby provide supplementally the following responses in reply to the verbal comments (the “Verbal Comments”) transmitted to the Company on May 10, 2007 by Patrick Gilmore and Kari Jin, members of the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company.

Securities and Exchange Commission
May 11, 2007

Verbal Comment 1

The Staff requested that the Company include in the body of the Third Amendment the unaudited pro forma financial statements included in an amendment filed on May 2, 2007 to the Current Report on Form 8-K (File No. 000-27551) originally filed with the United States Securities and Exchange Commission on June 19, 2006.

The Company has complied with the Staff’s comment and directs the Staff to the revisions to the financial statements section of the Third Amendment.

Verbal Comment 2

The Staff requested that the Company confirm that there are no elements of sales to the Company’s retail customers through its monthly subscription arrangement that would require separate accounting as multiple deliverables.

The Company hereby confirms that the monthly subscription arrangement for retail customers does not include any other elements (i.e., cameras, apparel, etc.) that would require separate accounting as multiple deliverables.

Verbal Comment 3

The Staff requested that the Company provide additional information regarding the revenue recognition principles applicable to its contemplated advertising-based free subscriber accounts.

The Company does not currently offer advertising-based free subscriber accounts and has not sold or issued any of these accounts. The Company is still in the preliminary stages of planning the business rules, arrangements and structure of advertising-based free subscriber accounts. Therefore, the Company cannot determine, and consequently cannot provide additional information regarding, the revenue recognition principles it will apply to revenue generated from these accounts. It is unlikely that the Company will offer advertising-based free subscriber accounts within the next twelve months.

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Securities and Exchange Commission
May 11, 2007

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503.

Sincerely,

/s/ Gregory Akselrud
Gregory Akselrud

cc: Lorne Walker